Organigram Announces Results of 2017 Annual & Special Meeting

MONCTON, NB, Dec. 20, 2017 /CNW/ – Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, announces the results of its 2017 Annual and Special Meeting of Shareholders (the “Meeting”) held Tuesday, December 19, 2017 in Moncton.

Shareholders voted to elect all six of management’s nominees to the Board of Directors of the Company, being returning directors Peter Amirault, Denis Arsenault, Michel Bourque, Greg Engel and Dr. Kenneth Mitton, as well as management nominee Derrick West. All directors are “independent” as defined under securities laws, excepting Denis Arsenault and Greg Engel.

Shareholders also approved the following matters:

  Re-appointment of Deloitte LLP as the auditors for the Company for the ensuing year;

  The continuation of the Company’s 10% “rolling” share option plan; and

  The ratification and approval, by resolution of the disinterested shareholders of the Company, of the Equity Incentive Plan (as described in the Meeting circular), which remains subject to TSXV approval.

All matters passed with an approval rate in excess of 90% of shares voted.

Subsequent to the Meeting, the newly-elected board of directors of Organigram (the “Board”) appointed Denis Arsenault as Chairman of the Board and Peter Amirault as the Lead Director.

The Board also appointed Derrick West as the Chair of the Audit Committee for the ensuing year. Mr. West currently serves as the Chief Financial Officer and Corporate Secretary of Partners Real Estate Investment Trust, a TSX listed issuer, and has previously served as the CFO of a TSXV listed international mining service enterprise and as the Vice-President of Accounting and Administration for a TSX listed REIT. Mr. West commenced his career with Grant Thornton LLP where he obtained his Chartered Accountancy designation and is an active Chartered Professional Accountant. Greg Engel, CEO of Organigram commented, “as an CPA holder with significant public company experience, including with many complex transactions, Derrick is very familiar with the role of the Audit Committee and its integral role. We are very fortunate to have him taking on this role for Organigram”.

Additionally, the Board established the composition of the committees of the board of directors, all members of which are independent directors. The composition of the committees are as follows:

Audit Committee: Derrick West (Chair), Peter Amirault, Michel Bourque

Compensation & HR Committee: Michel Bourque (Chair), Dr. Kenneth Mitton, Derrick

Monique Imbeault, a past director of Organigram, did not stand for re-election due to other commitments. Dennis Arsenault thanked Ms. Imbeault stating, “on behalf of Organigram's board of directors, we sincerely thank Monique Imbeault for her stewardship and insight while serving on the Board of Organigram. Monique has been a strong asset to the Company during a pivotal period in the organization’s life cycle.”

The Company also announces that it issued an aggregate of 225,000 stock options to officers and employees prior to the opening bell on Tuesday, December 19, 2017. These stock options are exercisable at $3.70 per stock option and will expire on December 19, 2027. These stock options vest over a period of thirty-six months following the grant date and are governed by the terms and conditions of the Company's stock option plan and are subject to TSX regulations.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, visit www.Organigram.ca

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Greg Engel	Dylan Rogers
Chief Executive Officer	Investor Relations Analyst
gengel@organigram.ca	(506) 801-8986
drogers@organigram.ca